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EXHIBIT 21.1

ARQULE, INC.

SUBSIDIARIES OF THE COMPANY

ArQule Catalytics, Inc., a corporation organized under the laws of the State of Delaware (dissolved on March 1, 2001).

Camitro Corporation, a corporation organized under the laws of the State of California.

Camitro UK, Ltd., a company organized under the laws of the United Kingdom (Camitro UK, Ltd. is a subsidiary of Camitro Corporation).

ArQule International, Inc., a company organized under the laws of Barbados, West Indies.